As filed with the Securities and Exchange Commission on July 25, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Western Asset High Yield Defined Opportunity Fund Inc.

(Name of Subject Company (issuer))

Western Asset High Yield Defined Opportunity Fund Inc.

(Name of Filing Person (offeror))

Common Stock

$0.001 Par Value Per Share

(Title of Class of Securities)

95768B107

(CUSIP Number of Class of Securities)

MARC A. DE OLIVEIRA, ESQ.

SECRETARY AND CHIEF LEGAL OFFICER

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Debra Sutter, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C. 20001

(202) 636-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 20, 2025 by Western Asset High Yield Defined Opportunity Fund Inc., a Maryland corporation (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase for cash up to 100% of its issued and outstanding shares of common stock, par value $0.001 per share, for cash at a price per share equal to 100% of the Fund’s net asset value per share as of the close of regular trading session on the New York Stock Exchange (“NYSE”) on July 21, 2025, upon the terms and subject to the conditions contained in the Offer to Purchase dated June 20, 2025 (the “Offer to Purchase”) and the related Letter of Transmittal.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., New York City time, on July 21, 2025.

2.	Approximately 9,852,972 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The Shares were repurchased at a price of $12.09 per Share, as of the close of the regular trading session of the New York Stock Exchange on July 21, 2025.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated June 20, 2025(1).

(a)(1)(ii)	Form of Letter of Transmittal(1).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1).

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1).

(a)(1)(v)	Form of Letter to Stockholders(1).

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press release issued on July 22, 2025

(b)	None.

(d)	None.

(e)	None.

(g)	None.

(h)	None.

(i)	Calculation of Filing Fee Table

(1)	Previously filed on Schedule TO-I via EDGAR on June 20, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET HIGH YIELD DEFINED OPPORTUNITY FUND INC.

	By:	/s/ Jane Trust
Name: Jane Trust
Title: Chairman, Chief Executive Officer and President
Dated: July 25, 2025

EXHIBIT INDEX

(a)(5)	Press release issued on July 22, 2025

(i)	Calculation of Filing Fee Table

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